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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 23, 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH - 8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check market whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

CREDIT SUISSE GROUP Paradeplatz 8	Telephone +41 844 33 88 44
P.O. Box	Fax +41 44 333 88 77
CH-8070 Zurich Switzerland	media.relations@credit-suisse.com

Media Release

Investor Day 2007: Credit Suisse confirms success of integrated bank as platform for global growth

•                  Investments in expansion of global presence as an integrated bank

•                  Announcement of plans for a CHF 8 billion share buyback program

•                  Proposal of a dividend of CHF 2.24 per share for the financial year 2006 and a par value reduction of CHF 0.46 per share

Zurich, January 22, 2007 The Executive Board of Credit Suisse is today meeting with investors and financial analysts in Zurich to update them on its plans for global growth and to provide further details on the revenue improvements and cost synergies in the integrated bank.

Oswald J. Grübel, CEO of Credit Suisse, said: “The creation of an integrated bank and the sale of Winterthur means that we have a clear strategic focus on the growth of our banking business. We already have a leading presence in Europe and North America, as well as in rapidly developing emerging markets such as Brazil, Mexico, China, Russia and the Middle East. We will continue to leverage our strong position as an integrated bank in our existing markets and we will target new high-growth regions throughout the world. We plan to achieve this primarily through organic growth, but also through selected smaller acquisitions and partnerships.”

He continued: “We believe that Credit Suisse is one of the few truly integrated global banks, and our business model enables us to meet the sophisticated requirements of institutional and private clients across the world. The demand for our integrated offering of banking solutions is increasing rapidly in today’s global economy.”

He added: “Our integrated model not only provides a great platform for growth, it also enables us to generate siginificant operating efficiencies, increase the scale of our business and provide the cash flow and capital to fund our growth plans. Today, Credit Suisse has the strongest capital base in its history and we are pleased that we have the requisite resources to grow our business, while, at the same time, returning capital to our shareholders.”

At its Annual General Meeting on May 4, 2007, Credit Suisse Group will ask its shareholders to approve a share buyback program of up to CHF 8 billion over three years. The current CHF 6 billion share buyback program is expected to be completed in the second quarter of 2007. Credit Suisse Group will also propose a dividend of CHF 2.24 per share for the financial year 2006 and a par value reduction of CHF 0.46 per share to its shareholders.

Today’s presentations may be viewed live on the Internet from 10:00 CET (09:00 GMT).

Credit Suisse Group will present its results for the fourth quarter and full year 2006 on February 15, 2007.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse Group

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 45,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

2

Financial Management Credit Suisse Investor Day Zurich January 22, 2007 Renato Fassbind, CFO Credit Suisse Group

Cautionary statement Cautionary statement regarding forward-looking and non-GAAP information This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group's Quarterly Report 2006/Q3.

Agenda Performance review and outlook for 2007 Capital plans Progress on integration benefits Key performance indicators

Improved performance in banking Pre-tax income in CHF bn Return on equity in % Net revenues in CHF bn Cost / income ratio in % Note: All results for banking businesses, i.e. excluding Winterthur and excluding minority interest results from entities in which the Group does not have a significant economic interest. Results for 2005 exclude charge to increase the reserve for certain private litigation of CHF 960 m before tax and charge of CHF 630 m before tax in relation to the change in accounting for share-based compensation. 2006 results exclude credits received from insurance settlements for litigations and relates costs of CHF 474 m. 28.4 25.1 2003 2004 2005 9M06 2003 2004 2005 9M06 2003 2004 2005 9M06 +17% +19% 2003 2004 2005 9M06 6.9 6.9 24.3 25.9 13 18 20 22 79 75 76 73 4.7 6.3

Successful exit from insurance business while maximizing value to Credit Suisse shareholders 2H04 1H05 2H05 1Q06 Sale price 1H04 2H03 1H03 Average of sell-side analysts’ sum-of-the-parts valuation during the period Price reflects business turnaround and improved solvency From CHF 3.0 bn net loss in 2002 to CHF 1.1 bn net income in 2005 Streamlined business portfolio Capital strength restored to sound single-A rating Source: Sell-side research Winterthur Group valuation CHF bn 5.4 6.4 6.9 6.8 7.8 8.3 9.6 12.3

Re-established dividend payout and commenced share repurchases ‘01 ‘02 ‘03 ‘04 ‘05 2.0 0.1 0.5 1.5 Dividends and par value reductions 7.0 2.7 ‘00 2.0 ‘99 1.8 ‘98 1.3 Share repurchases 2) Total ‘05 ‘04 1) subject to approval at shareholder meeting in May 2007 2) assumes full completion of current CHF 6 bn program Dividends and par value reductions CHF per share Capital return to shareholders since 2005 CHF bn ‘06 2.0 Regular dividend par value reduction ‘06 1) 1) 13.0 6.0 0.46 2.24

Net income goal of at least CHF 8.2 bn for 2007 Improvements in various business segments and business outlook Integration successes and cost efficiencies Onshore Europe profitable ahead of plan Expanding US Wealth Management Higher assets under management Revised plans in light of reorganization successes Higher assets under management Reduction in expected tax rate by 1% point to 23% Investment Banking Private Banking Asset Management Taxes Key developments in the Divisions Net income goal of at least CHF 8.2 bn for 2007

Agenda Performance review and outlook for 2007 Capital plans Progress on integration benefits Key performance indicators

Deployment of additional CHF 8 bn BIS tier 1 capital from Winterthur sale Organic business growth Small and medium-sized acquisitions ~ CHF 4.0 bn ~ CHF 3.5 bn Across all businesses, e.g. Alternative capital investments Commercial mortgage-backed securities Lending and mortgages (Private Banking) Leveraged finance Activity Description Capital deployment Bolt-on acquisitions to support growth strategy Focus on wealth and asset management business Return of capital ~ CHF 0.5 bn Par value reduction of CHF 0.46 per share 1) 1) subject to approval at shareholder meeting in May 2007

Capital outlook 1) new program is subject to approval at shareholder meeting in May 2007 Launch new three-year program worth up to CHF 8 bn 1) Complete current CHF 6 bn program until April 27, 2007 by repurchasing additional shares worth approximately CHF 1.0 bn Maintain guidance of up to 15% additional capital requirement at year-end 2007 Final impact dependent on risk-weighted-assets growth and changes in business mix during 2007 Hybrid tier 1 capital capacity available to mitigate impact Consideration of funded status of defined benefit pension plans in equity No impact on regulatory / BIS tier 1 capital Share repurchases Implemen-tation of Basel II requirement New rules on pension accounting

Agenda Performance review and outlook for 2007 Capital plans Progress on integration benefits Key performance indicators

Review on previously announced integration benefits

Integration benefits by the year 2008 as presented in December 2005

Cost savings	Revenue synergies	Revenue related costs	Total synergy opportunity

in CHF


~ 600 m
~ 1.2 bn
~ (520) m
~ 1.3 bn

~2.4 % of expenses *

~3.2 % of revenues *

~14 % of pre-tax income *

* 9M06 annualized, excluding minority interest results and excluding credits for insurance settlements

CREDIT SUISSE

Investor Day January 2007
Financial Management – Slide 12

Strict management of integration benefits Revenue synergies Identify incremental and new business opportunities Cross-divisional opportunities where no revenue-sharing agreement has been in place Intensify focus on existing areas of co-operation Additional revenues through collaboration, e.g. trade execution and managed assets Cost savings Measures are tracked by individual initiatives, showing actual achievements against targets Results monitored on a quarterly basis by senior management

Focus on collaboration and incremental revenue opportunities Total value of revenue transfer 2006 CHF IB = Investment Banking / PB = Private Banking / AM = Asset Management ~ 1.8 bn Includes ~ 15 % benefit from specific integration initiatives AM IB PB

Cost initiatives ahead of 2006 targets 0 250 600 Gross cost savings 490 300 500 800 Related costs (240) (300) (250) (200) Net cost savings (pre-tax) 2006 2007 2008 in CHF m Target savings Actual 2006 250

Agenda Performance review and outlook for 2007 Capital plans Progress on integration benefits Key performance indicators

Integrated bank performance indicators Growth measures Efficiency measure Performance measures Double-digit annual earnings per share growth in % EPS growth NNA growth Annual net new asset growth rate above 6 % Cost / Income ratio Sustainable efficiency improvements; top quartile performance compared to industry Performance to be achieved over a three to five year period ('across-the-cycle') Return on equity Annual rate of return above 20 % Total share-holder return Superior total shareholder return compared to peer group (i.e. share price appreciation plus dividends) Capital measure BIS Tier 1 capital ratio Minimum target level of 10%

 9M06 Additional divisional performance indicators Mid-term goals 1) Pre-tax income margin 22% > 30 % Pre-tax income margin 40% > 40 % Net new asset growth rate 8.1% > 6 % Investment Banking Private Banking Asset Management Wealth Management Corporate & Retail Banking Pre-tax income margin 40% > 40 % Pre-tax income margin 29% > 35% 1) Performance to be achieved over a three to five year period ('across-the-cycle') 2) Excluding credits received from insurance settlements for litigations of CHF 474 m in 2006. The reported ratio was 25.1%. 3) Annualized 4) Excluding realignment costs of CHF 192 m. The reported ratio was 19.7%. 2) 4) 3)

Summary Confident to reach 2007 net income goal of above CHF 8.2 bn given earnings momentum across all divisions Significant operational performance improvements Solid growth – supported by strong capital position Integration benefits already achieved during 2006 (costs and revenues) Launch three-year program to repurchase shares worth up to CHF 8 bn 1) Increased 2006 payout to CHF 2.70 per share 1) Regular dividend of CHF 2.24 per share Capital return of CHF 0.46 per share in form of par value reduction 1) subject to approval at shareholder meeting in May 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date January 23, 2007	By	/s/ Urs Rohner
General Counsel

/s/ Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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